[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

July 17, 2012

VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:	Request for Withdrawal of Application Oaktree Finance, LLC
(File Nos. 333-174117 and 814-00890)

Ladies and Gentlemen:

On April 6, 2011, Oaktree Finance, LLC, Oaktree Mezzanine Fund III, L.P. and Oaktree Capital Management, L.P, (collectively, the “Applicants”) filed an application (the “Application”) seeking exemptive relief pursuant to Section 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4).

On behalf of the Applicants, we hereby respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect to the Application.

If you have any questions or comments, please do not hesitate to call me at (212) 735-3406.

Sincerely,

/s/ Michael Hoffman
Michael Hoffman